SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, October 28, 2005

São Paulo Stock Exchange - Bovespa
Nelson Barroso Ortega
Corporate Relations Management

Dear Sir,

In reply to the Official Letter GAE 2.081/05 sent on October 27, 2005, the Company informs that Net Rio has not received yet a notice relative to the injunction granted in Rio de Janeiro regarding the charge of subscribers’ additional connection in that municipality, and that, as receiving it, will promote the applicable measures to cancel this injunction. The Company clarifies that its subsidiaries are not public services concessionaires, but private service providers of public interest. As such, they only cannot perform what is expressly prohibited in law or in discordance with the legal requirements or limits, which did not occur in this case. Therefore, the Company clarifies that the charge for the additional connection is lawful, fair and reasonable, and its admissibility must prevail in court. Anatel’s Mass Communication Superintendence endorsed this line in information provided to the Social Communication Board.

We are available for further necessary clarifications.

Sincerely,

Leonardo P. Gomes Pereira
Chief Financial and Investor Relations Officer
NET SERVIÇOS DE COMUNICAÇÃO S.A.

GAE 2081-05
October 28, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Investor Relations Officer
Mr. Leonardo Porciúncula Gomes Pereira

Dear Sirs,

In article published by Folha de São Paulo agency, on October 28, 2005, among other information, it says that:

•	by resolution of the 8th Court of Corporate Justice of Rio de Janeiro, Net Rio is prohibited to charge subscribers in the State of Rio de Janeiro for cable TV additional connection installed in their residences;

•	it is about an injunction likely to be appealed by the Company.

We hereby require further clarifications on the referred article and its results, as well as any other relevant information.

Sincerely,

Nelson Barroso Ortega
Corporate Relations Management
Phone: (55 11) 3233-2063/3233-2222

c.c.	CVM - Brazilian Securities and Exchange Commission
Ms. Elizabeth Lopez Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market and Broker Relations Superintendent

We clarify that the response from this company must be exclusively sent through the IPE System, by selecting the Category: Comunicado ao Mercado, followed by Subject: Esclarecimentos sobre consultas CVM/Bovespa. This procedure will result in the simultaneous file transmission to Bovespa and CVM.

For a better understanding on the market, the file to be sent must include this consultation before the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.